K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

                                October 27, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-0510

            Re:    Nephros, Inc.
          Form 10-KSB for the fiscal year ended December 31, 2005
          Filed April 20, 2006
          File No. 1-32288
          Form 10-QSB filed August 22, 2006

Dear Ms. Crane:

Reference is made to the letter dated October 17, 2006 (the “Comment Letter”) to Mr. Mark W. Lerner, Chief Financial Officer of Nephros, Inc. (the “Company”), setting forth the additional comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 10-QSB for the period ended June 30, 2006 (the “Form 10-QSB”) filed by the Company on August 22, 2006 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-QSB for the period ended June 30, 2006

Note 5. Convertible Notes due 2012

1.
Please refer to your response to prior comment 2. Please revise future filings to clarify why you determined that the prepayment option represented an embedded derivative that should be bifurcated from the host. Also, revise this note to disclose how your accounting for this transaction complied with generally accepted accounting principles. Please clarify how often you reassess the

KRAMER LEVIN NAFTALIS & FRANKEL

Ms. Angela J. Crane
October 27, 2006

valuation of your derivative. That is, under paragraph 17 of SFAS 133, the amounts should be reflected at their fair value at each balance sheet date. If amounts are not material, revise future filings to clarify.

Reference is made to the Company’s response to prior comment 2. The Company will revise future filings to include substantially the following additional disclosure regarding its 6% Secured Convertible Notes due 2012:

The Notes contain a prepayment feature that requires the Company to issue common stock purchase warrants to the Note holders for partial consideration of certain Note prepayments that the Note holders may demand under certain circumstances. Pursuant to the Notes, the Company must offer the Note holders the option (the “Holder Prepayment Option”) of prepayment (subject to applicable premiums) of their Notes, if the Company completes an asset sale in excess of $250,000 outside the ordinary course of business (a “Major Asset Sale”), to the extent of the net cash proceeds of such Major Asset Sale. Paragraph 12 of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”), provides that an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument if and only if certain criteria are met. In consideration of SFAS 133, the Company has determined that the Holder Prepayment Option is an embedded derivative to be bifurcated from the Notes and carried at fair value in the financial statements. The Company reassesses the valuation of the Holder Prepayment Option quarterly.

If the valuation of the embedded derivative as of the relevant balance sheet date yields an immaterial fair value, then the Company will draft its disclosure to clarify that at such time.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9367.

                      Sincerely,

                /s/ David M. Zlotchew
                     David M. Zlotchew

cc:   Mark W. Lerner, CFO
    Nephros, Inc.